Exhibit 99.4

Condensed Separate Interim Financial
Information as at June 30, 2019

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at June 30, 2019 (unaudited)

i

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject:	Special auditors’ report on separate interim financial Information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of June 30, 2019 and for the six-month and three-month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 26 million as of June 30, 2019, and the loss from this investee company amounted to NIS 7 million and NIS 2 million for the six-month and three-month periods then ended, respectively. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 6.1, which refers to Note 1.2 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and as mentioned in that note regarding the joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433 and to the publication of the Attorney General’s decision, by which he is considering charging the former controlling shareholder with criminal charges. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 28, 2019

Condensed Separate Interim Financial Information as at June 30, 2019 (unaudited)

Condensed Interim Information of Financial Position

	June 30, 2019	June 30, 2018		December 31, 2018
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Assets
Cash and cash equivalents	648	632		527
Investments	1,928	1,658		1,384
Trade receivables	689	710		699
Other receivables	205	249		201
Loans granted to investees	73	100		100
Total current assets	3,543	3,349		2,911

Trade and other receivables	243	101		152
Fixed assets	5,032	4,975		4,993
Intangible assets	236	227		227
Goodwill	265	265	*	265
Investment in investees	3,471	7,041	*	5,557
Loans granted to investees	32	191		90
Right-of-use assets	256	302		294
Non-current investments and other	128	143		126
Deferred taxes	18	-		45
Investment property	-	130		58
Total non-current assets	9,681	13,375		11,807
Total assets	13,224	16,724		14,718

The accompanying additional information is an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at June 30, 2019 (unaudited)

Condensed Interim Information of Financial Position (contd.)

	June 30, 2019	June 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	1,604	1,775	1,520
Trade and other payables	603	604	788
Current tax liabilities	9	-	-
Employee benefits	362	306	524
Current maturities for lease liabilities	106	100	116
Provisions (Note 5)	96	74	132
Total current liabilities	2,780	2,859	3,080

Debentures and loans	9,710	10,185	9,630
Loan from an investee	835	755	815
Employee benefits	420	225	404
Lease liabilities	162	212	192
Derivatives and other liabilities	153	193	163
Deferred tax liabilities	-	38	-
Total non-current liabilities	11,280	11,608	11,204

Total liabilities	14,060	14,467	14,284

Equity
Share capital	3,878	3,878	3,878
Share premium	384	384	384
Reserves	336	331	331
Deficit	(5,434)	(2,336)	(4,159)
Total equity (deficit) attributable to equity holders of the Company	(836)	2,257	434

Total liabilities and equity (deficit)	13,224	16,724	14,718

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

*	Reclassified - Goodwill created with the acquisition of DBS is presented separately as it is attributed to the Company

Date of approval of the financial statements: August 28, 2019

The accompanying additional information is an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at June 30, 2019 (unaudited)

Condensed Interim Information of Profit or Loss

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	2,063	2,127	1,020	1,064	4,196

Costs of activity
Payroll	464	460	231	232	912
Depreciation and amortization	411	415	204	211	850
Operating and general expenses (Note 3)	274	285	133	145	596
Other operating expenses (income), net (Note 4)	(492)	107	(423)	89	614
Total operating expenses	657	1,267	145	677	2,972

Operating profit	1,406	860	875	387	1,224
Finance expenses (income)
Financing expenses	259	254	148	127	502
Financing income	(12)	(14)	(7)	(8)	(32)
Financing expenses, net	247	240	141	119	470

Profit after financing expenses, net	1,159	620	734	268	754
Share in losses of investees, net	(2,156)	(10)	(2,135)	(7)	(1,633)
Profit (loss) before income tax	(997)	610	(1,401)	261	(879)
Income tax	276	155	172	66	187
Profit (loss) for the period	(1,273)	455	(1,573)	195	(1,066)

Condensed Interim Information on Comprehensive Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit (loss) for the period	(1,273)	455	(1,573)	195	(1,066)
Items of other comprehensive income (loss), net of tax	3	26	(10)	5	42

Total comprehensive income for the period	(1,270)	481	(1,583)	200	(1,024)

The accompanying additional information is an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at June 30, 2019 (unaudited)

Condensed Interim Information of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit (loss) for the period	(1,273)	455	(1,573)	195	(1,066)
Adjustments:
Depreciation and amortization	411	415	204	211	850
Share in losses of investees, net	2,156	10	2,135	7	1,633
Financing expenses, net	209	232	120	118	447
Capital gain, net	(460)	(4)	(416)	(3)	(11)
Income tax expenses	276	155	172	66	187

Change in trade and other receivables	13	(50)	31	14	(16)
Change in trade and other payables	(89)	(18)	(99)	(115)	30
Change in provisions	(36)	15	(10)	10	73
Change in employee benefits	(147)	78	(50)	78	487
Miscellaneous	(7)	-	(6)	(1)	5
Net cash (used in) from operating activities due to transactions with subsidiaries	(9)	8	5	10	19

Net income tax paid	(157)	(273)	(97)	(83)	(432)
Net cash from operating activities	887	1,023	416	507	2,206
Cash flows from investment activities
Investment in intangible assets and other investments	(65)	(59)	(33)	(29)	(113)
Proceeds from the sale of fixed assets	46	29	17	22	152
Proceeds from sale of the Sakia complex	328	-	323	-	155
Investment in bank deposits and securities	(1,780)	(1,934)	(669)	(764)	(2,324)
Proceeds from bank deposits and others	1,235	558	69	482	1,233
Purchase of fixed assets	(329)	(348)	(151)	(172)	(742)
Payment of betterment levies, permit fees and purchase tax for the Sakia complex	(149)	(112)	(149)	(112)	(121)
Receipt (payment) of betterment tax for the sale of the Sakia property	5	(80)	-	(80)	(80)
Investments in a subsidiary	(70)	-	-	-	(100)
Miscellaneous	9	9	2	5	20
Net cash from investment activities due to transactions with subsidiaries	90	80	18	121	146
Net cash used in investing activities	(680)	(1,857)	(573)	(527)	(1,774)

The accompanying additional information is an integral part of these condensed separate interim financial information

Condensed Separate Interim Financial Information as at June 30, 2019 (unaudited)

Condensed Interim Information of Cash Flows (contd.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flow from financing operations
Issue of debentures and receipt of loans	500	320	500	-	891
Repayment of debentures and loans	(355)	(175)	(355)	(175)	(1,544)
Dividends paid	-	(368)	-	(368)	(686)
Interest paid	(190)	(203)	(185)	(197)	(419)
Payments of principal and interest for leases	(61)	(62)	(27)	(29)	(99)
Miscellaneous	-	-	-	-	(37)
Net cash from financing activities due to transactions with subsidiaries	20	185	20	45	220
Net cash from (used for) financing operations	(86)	(303)	(47)	(724)	(1,674)
Increase (decrease) in cash and cash equivalents, net	121	(1,137)	(204)	(744)	(1,242)
Cash and cash equivalents at beginning of period	527	1,769	852	1,376	1,769
Cash and cash equivalents at the end of the period	648	632	648	632	527

The accompanying additional information is an integral part of these condensed separate interim financial information

Notes to the Condensed Separate Interim Financial Information as at June 30, 2019 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

“The Company”: Bezeq The Israel Telecommunication Corporation Limited

“Investee”, the “Group”, “Subsidiary”: as these terms are defined in the Company’s consolidated financial statements for 2018.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Regulation”) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Tenth Addendum”) with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2018 and in conjunction with the condensed interim consolidated financial statements as at June 30, 2019, (“the Consolidated Financial Statements”).

The accounting policies used in preparing these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2018.

2.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Internet - infrastructure	793	799	396	403	1,596
Fixed-line telephony	533	593	264	291	1,156
Transmission and data communication	484	491	238	244	977
Cloud and digital services	139	128	68	66	260
Other services	114	116	54	60	207
	2,063	2,127	1,020	1,064	4,196

3.	Operating and general expenses

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Maintenance of buildings and sites	63	65	30	31	143
Marketing and general	73	89	34	49	183
Interconnectivity and payments to communications operators	49	55	24	27	108
Services and maintenance by sub-contractors	37	40	19	20	83
Vehicle maintenance	17	15	9	8	37
Terminal equipment and materials	35	21	17	10	42
	274	285	133	145	596

Notes to the Condensed Separate Interim Financial Information as at June 30, 2019 (unaudited)

4.	Other operating expenses (income), net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Expenses (income) for severance pay in voluntary redundancy	(25)	93	-	81	547
Capital gains (primarily from sale of property)	(460)	(4)	(416)	(3)	(11)
Others	(7)	18	(7)	11	78
Total operating income, net	(492)	107	(423)	89	614

5.	Contingent liabilities

5.1	During the normal course of business, legal claims were filed against the Company or there are various legal proceedings pending against it (“in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 96 million, where provisions are required to cover the exposure arising from such litigation.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

At June 30, 2019

Balance of provisions	Amount of additional exposure for which probability of realization cannot be foreseen	Exposure for claims that cannot yet be assessed
NIS million
96	716	4,097	(1) (2)

*	CPI-linked and prior to addition of interest.

(1)	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, the Company filed a motion for a rehearing of the certification ruling. Subsequently, the court decided to stay the proceedings until a ruling is made on the motion for a rehearing.

In the hearing on May 22, 2019 of the motion filed by the Company for another hearing, the Court proposed transferring the case for mediation. The plaintiff rejected the proposal. On July 18, 2019, a hearing was held to complete the parties’ arguments in the motion for a re-hearing application and the ruling will be handed down at a later stage.

(2)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a joint motion is expected to be filed instead of these two motions. The proceedings were stayed due to the investigation described in Note 1.2 to the Consolidated Financial Statements and at the request of the Attorney General, until October 31, 2019.

5.2	Further to that stated in Note 11.3 to the condensed annual separate financial information regarding a class action filed in the United States against B Communications, Ltd., the Company’s controlling shareholder and officers, to which (current and former) officers of DBS and the Company were joined, and motions filed by the defendants for summary dismissal of the motion and the claim, on March 28, 2019 the Company was notified of the decision of the US court of the same date that the motions filed by DBS and the officers (current and past) of DBS and the Company for the summary dismissal of the motion and the claim, were accepted on grounds of lack of personal jurisdiction.

Notes to the Condensed Separate Interim Financial Information as at June 30, 2019 (unaudited)

5.3	See Notes 11.2 and 11.4 in the separate annual financial information regarding additional proceedings against the Company. The proceedings are stayed at this stage, until October 31, 2019

For further information concerning contingent liabilities see Note 10 to the Consolidated Financial Statements.

6.	Events in and subsequent to the Reporting Period

6.1	For further information concerning investigations by the Israeli Securities Authority and Israel Police, see Note 1.2 to the Consolidated Financial Statements.

6.2	With regard to the loss due to impairment with regard to Pelephone and DBS, see Note 5 to the Consolidated Financial Statements.

On February 13, 2019, the Company provided DBS with a credit facility or capital investments in the amount of NIS 250 million, that DBS may withdraw over a period of 15 months from said date. If such support is provided by way of credit, the repayment date of the said credit will not be earlier than the end of the credit facility period.

6.3	In May 2019, the Company’s Board of Directors approved an irrevocable undertaking by the Company to DBS to provide a credit facility or capital investment in the amount of NIS 250 million, for a period of 15 months, as of April 1, 2019. This undertaking will replace the undertaking given under the decision of the Board of Directors dated February 13, 2019, as aforesaid (and not in addition thereto).

In March 2019, the Company invested NIS 70 million and in July 2019 a further NIS 50 million was invested, in accordance with the undertakings set out above.

See Note 4.3.2 to the Consolidated Financial Statements.

6.4	For information concerning the Company’s engagement in an agreement for the sale of a real estate property in the Sakia complex, see Note 7 to the consolidated financial statements.

6.5	With regard to the new loan that the Company received from Institutional Investors, early repayment of bank loans bearing variable interest and a private placement to institutional investors by the Company subsequent to Reporting Date, see Note 8 to the consolidated financial statements.

6.6	For further information concerning the removal of the deferred tax asset due to the DBS carried forward losses as a result of a change in estimates, see Note 6 to the consolidated financial statements.

6.7	For further information concerning application for approval to issue a prospectus, see Note 19 in the consolidated financial statements.